SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)


                        Change Technology Partners, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   159111 10 3
                                 (CUSIP Number)

                               September 12, 2000
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

CUSIP NO. 159111 10 3                  13G                     Page 2 of 8 Pages


________________________________________________________________________________
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Alis & Co.
________________________________________________________________________________
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [__]
                                                                      (b) [__]
________________________________________________________________________________
3.         SEC USE ONLY


________________________________________________________________________________
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,800,000(1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           3,800,000(1)
________________________________________________________________________________
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [_]

________________________________________________________________________________
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.8%
________________________________________________________________________________
12.        TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

----------
(1) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

CUSIP NO. 159111 10 3                  13G                     Page 3 of 8 Pages


________________________________________________________________________________
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Patrick J. Herbert
________________________________________________________________________________
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [__]
                                                                      (b) [__]
________________________________________________________________________________
3.         SEC USE ONLY


________________________________________________________________________________
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,800,000(2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,364,500
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,435,500
________________________________________________________________________________
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           3,800,000(2)
________________________________________________________________________________
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [_]

________________________________________________________________________________
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.8%
________________________________________________________________________________
12.        TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

----------
(2) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

CUSIP NO. 159111 10 3                  13G                     Page 4 of 8 Pages


________________________________________________________________________________
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Simpson Estates Inc.
________________________________________________________________________________
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [__]
                                                                      (b) [__]
________________________________________________________________________________
3.         SEC USE ONLY


________________________________________________________________________________
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           ***

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,800,000(3)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           3,800,000(3)
________________________________________________________________________________
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [_]

________________________________________________________________________________
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.8%
________________________________________________________________________________
12.        TYPE OF REPORTING PERSON*

           CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

----------
(3) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

CUSIP NO. 159111 10 3                  13G                     Page 5 of 8 Pages


Item 1(a).        Name of Issuer:

                  Change Technology Partners, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  20 Dayton Avenue
                  Greenwich, Connecticut 06830

Item 2(a).        Name of Persons Filing:

                  Alis & Co. ("Alis"); Patrick Herbert, General Partner of Alis; and Simpson Estates, Inc. ("Simpson"), General Partner of Alis.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business office of Alis and Simpson is:
                  30 North LaSalle Street, Suite 1232
                  Chicago, Illinois 60602

                  The principal business office of Mr. Herbert is: c/o Simpson Estates, Inc.
                  30 North LaSalle Street, Suite 1232
                  Chicago, Illinois 60602

Item 2(c).        Citizenship:

                  Alis is an Illinois nominee partnership. Mr. Herbert is a United States citizen; Simpson is a Illinois corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  159111 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [__]      Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP NO. 159111 10 3                  13G                     Page 6 of 8 Pages


(b) [__]      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [__]      Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

(d) [__] Investment company registered under Section 8 of the Investment Company Act.

(e) [__]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

(g) [__] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [__]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

(a) Amount beneficially owned:

     Alis may be deemed to beneficially own 3,800,000 shares of Common Stock of the Issuer upon conversion of 95,000 shares of Series B Preferred Stock In addition, in their capacity as general partners of Alis, Mr. Herbert and Simpson may be deemed to beneficially own 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

(b) Percent of Class:

     After giving effect to the conversion of the 95,000 shares of Series B Preferred Stock held by Alis into 3,800,000 shares of Common Stock of the Issuer, Alis shall own 7.8%. In addition, Mr. Herbert and Simpson, as general partners of Alis, shall be deemed to own 7.8% of the Issuer's issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

     (i) Sole power to vote to direct the vote: Alis: 0; Mr. Herbert: 0;
Simpson: 0.

CUSIP NO. 159111 10 3                  13G                     Page 7 of 8 Pages


     (ii) Shared power to vote or to direct the vote: Alis: 3,800,000; Mr.
Herbert: 3,800,000; Simpson: 3,800,000.

     (iii) Sole power to dispose or to direct the disposition of: Alis: 0; Mr.
Herbert: 1,364,000; Simpson: 0.

     (iv) Shared power to dispose or to direct the disposition of: Alis:
0; Mr. Herbert: 2,435,500; Simpson: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

CUSIP NO. 159111 10 3                  13G                     Page 8 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2000


                                        Alis & Co.

                                        By:  /s/ Patrick J. Herbert
                                        ---------------------------------------
                                        Name:  Patrick J. Herbert
                                        Title: General Partner


                                        /s/ Patrick J. Herbert
                                        ----------------------------------------
                                        Patrick J. Herbert


                                        Simpson Estates, Inc.

                                        By:  /s/ Lori S. Helmantoler
                                        ----------------------------------------
                                        Name:  Lori S. Helmantoler
                                        Title: Treasurer